SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For June 24, 2002

Oxford GlycoSciences Plc

(Registrant's Name)

The Forum, 86 Milton Park

Abingdon

United Kingdom OX14 4RY

(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE

O G S

For further information please contact:

UK: Financial Dynamics
David Yates/Sarah Mehanna
Tel: +44 (0) 20 7831 3113
+44 (0) 20 7269 7236

USA: Feinstein Kean
Michelle Linn/Michael Lawson
Tel: +1 (617) 761 6765
+1 (617) 577 8110

For immediate release

OGS receives Complete Response Letter from the FDA on Vevesca (OGT 918)

Oxford, UK, 24 June 2002 -- Oxford GlycoSciences Plc (LSE: OGS, Nasdaq: OGSI) today announced that it has received a complete response letter from the U.S. Food and Drug Administration (FDA) on its new drug application (NDA) for Vevesca (OGT 918). In the letter, the FDA stated that, in its opinion, the product is not approvable, as OGS has not provided sufficient support for the safety and efficacy of Vevesca (OGT 918). Therefore, the FDA has stated that the application may only be approved if a number of issues are addressed and further clinical studies are conducted.

In addition, the letter stated that within 10 days from its receipt, OGS must either amend its application, notify the FDA of its intent to file an amendment, withdraw the application or request an opportunity for an informal meeting on whether there are grounds for denying approval of the application. OGS will formally request a meeting with FDA representatives as soon as possible to review this letter and to find the best way forward. Following this meeting, OGS will then notify the FDA which alternative it will pursue.

OGS has also filed a Marketing Approval Application for Vevesca (OGT 918) with the European regulatory authority, the EMEA. This process is at an advanced stage and a decision from the EMEA is anticipated during the third quarter 2002.

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Notes to Editors

OGS has developed a patented technology platform in the emerging field of proteomics, the comprehensive study of proteins, integrating proteomics with genomics to create an innovative drug discovery platform. OGS' proteomics collaborations with major pharmaceutical and biotechnology companies include Bayer, Pioneer Hi-Bred/DuPont, GlaxoSmithKline and Pfizer. OGS has drug discovery and development alliances with Medarex/Genmab, NeoGenesis and BioInvent and technology development collaborations with Applera, Cambridge Antibody Technology, Packard BioScience and The Institute for Systems Biology. OGS has also entered into a joint venture, Confirmant Limited, to develop the Protein Atlas of the Human Genome™.

OGS has drug research discovery programmes in central nervous system, cancer, infectious disease and glycosphingolipid (GSL) storage disorders. OGS submission for its development compound, Vevesca (OGT 918), for the treatment of type 1 Gaucher disease to European regulatory authorities is under review. OGT 918 is an investigational drug and has not received approval for marketing in any country.

Gaucher disease is a rare genetic disorder, which results from reduced activity of glucocerebrosidase, an enzyme responsible for glycosphingolipid (a subclass of fats) metabolism. Symptoms include enlargement of spleen and liver, bone disease and anaemia.

This release contains forward-looking statements, such as additional efforts needed to obtain FDA approval of Vevesca (OGT 918) and the success of those efforts. Factors that could cause actual results to vary significantly from those expressed or implied by these forward-looking statements include the results of OGS' discussions with the FDA, the outcome of any additional clinical studies, other uncertainties related to the regulatory process, and the validity of the medical conclusions on which Vevesca (OGT 918) is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oxford GlycoSciences Plc

By: ______________________________

Name: John Ilett

Title: Company Secretary

Date: June 24, 2002